February 8, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: Craig Arakawa, Accounting Branch Chief
John Coleman, Mining Engineer
Office of Energy & Transportation

Re: Smart Sand, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 28, 2023
File No. 001-37936

Dear Messrs. Arakawa and Coleman:

Set forth below are the responses of Smart Sand, Inc., a Delaware corporation (the “Company,” “we” or “our”), to the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 26, 2024 with respect to the Company’s Annual Report on Form 10-K, File No. 001-37936, filed with the Commission on February 28, 2023 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Securities and Exchange Commission
February 8, 2024

Form 10-K for the Fiscal Year Ended December 31, 2022
Item 2. Properties, page 40

1.We note your response to comment 1. Please include the point of reference and the price used to demonstrate the reasonable prospect of economic extraction with your New Auburn/Hixton mineral resource table, as required by Item 1303(b)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that for several reasons, including the fact that our recently acquired Blair, Wisconsin facility commenced operations in the second quarter of 2023, future filings will not include reference to the New Auburn and Hixton sites as mining properties and will not quantify mineral resources at these sites.

The New Auburn site is not part of our ongoing operations. We have not completed an analysis of the prospect of economic extraction at the New Auburn facility, which is idle and would require significant additional investment to commence operations. The mineral deposit at the New Auburn site is not consistent with current market demand, and it is not located favorably with respect to rail service. In addition, we expect that the recent commencement of operations at our Blair, Wisconsin facility will allow us to meet our sand needs for the foreseeable future without the New Auburn site being operational. For these reasons, we do not consider the mineral deposit at New Auburn as a “mineral resource” or “mineral reserve” as defined under Item 1300 of Regulation S-K.

The Hixton site is also not part of our ongoing operations. We have not completed an analysis of the prospect of economic extraction at the Hixton facility, which is a greenfield site with no buildings or facilities on the property and would require significant additional investment in order for us to extract and process the mineral deposit located there. Additionally, we expect that the recent commencement of operations at our Blair, Wisconsin facility will allow us to meet our sand needs for the foreseeable future without the Hixton site being operational. For these reasons, we do not consider the mineral deposit at Hixton as a “mineral resource” or “mineral reserve” as defined under Item 1300 of Regulation S-K.

Annex A hereto reflects an example of the revised disclosure that we will include in future filings which omits disclosure of mineral resources at New Auburn and Hixton. Please note that such example disclosure is based on the prior year’s information and such disclosure will be updated in future filings with current information.

Item 15. Exhibits, Financial Statement Schedules
Exhibits 10.25, 10.26, & 10.28, page 97

2.We note your response to comment 6 and we reissue the comment with respect to Exhibits 10.25, 10.26, and 10.28. This is required information in the technical report summary. Please confirm that you will revise subsequent technical report summaries to include at least one cross-section and one stratigraphic column of the local geology as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Securities and Exchange Commission
February 8, 2024

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will revise subsequent technical report summaries to include at least one cross-section and one stratigraphic column of the local geology as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules
Exhibit 10.27, page 97

3.We note your responses to comments 6, 7, 11, 12, and 13 and we reissue the comments with respect to Exhibit 10.27. Please consult with your qualified person and obtain a revised technical report summary that addresses all comments, including comment 10.

Please note that an initial assessment that supports the disclosure of mineral resources must, at a minimum, include all of the information specified in paragraphs (b)(96)(iii)(B)(1) through (11) and (20) through (25) of Item 601(b) of Regulation S-K. Please address all required paragraphs in the revised report. We suggest including or identifying the corresponding paragraphs in your revised technical report summary.

All mineral resources must include the qualified person's estimates of cut-off grades based on assumed costs and prices that provide a reasonable basis for establishing the prospects of economic extraction, as required by Item (601)(b)(96)(iii)(B)(11)(iii) of Regulation S-K. Absent a cut-off grade for a sand deposit, minimum quality and/or API specifications with assumed costs and grades may also be considered provided the qualified person describes how the project will distinguish between material sent to the processing facility and material sent to waste.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that future filings will not include reference to the New Auburn and Hixton sites as mining properties and will not quantify mineral resources at these sites for the reasons set forth in our response to comment #1 above.

Exhibit 10.27 - Smart Sand Resource Properties New Auburn Proppant Sand Property and Hixton Greenfield Property will not be included in future filings.

Annex A hereto reflects an example of the revised disclosure that we will include in future filings, which omits disclosure of mineral resources at New Auburn and Hixton. Please note that such example disclosure is based on the prior year’s information and such disclosure will be updated in future filings with current information.

* * * * *

Please direct any questions or comments regarding the foregoing to our counsel at Latham & Watkins LLP, Ryan J. Lynch, at (713) 546-7404.

Very truly yours,

Smart Sand, Inc.

Securities and Exchange Commission
February 8, 2024

/s/ Lee E. Beckelman
Lee E. Beckelman
Chief Financial Officer

Cc:    Ryan J. Maierson, Latham & Watkins LLP
Ryan J. Lynch, Latham & Watkins LLP

Securities and Exchange Commission
February 8, 2024

ANNEX A

Overview of our Properties and Logistics
As of December 31, 2022, we owned and operated two frac sand mines and related processing facilities in Oakdale, Wisconsin and Utica, Illinois. Also, in addition to the onsite transloading capabilities at our Oakdale mine, we have nearby transloading facilities to each of our mines and three leased in-basin transload facilities in Van Hook, North Dakota, Waynesburg, Pennsylvania, and El Reno, Oklahoma.
On March 4, 2022, we entered into the Purchase Agreement with HCR and Blair, pursuant to which the Company acquired all of the issued and outstanding limited liability company interests of Blair from HCR for aggregate cash consideration of approximately $6.5 million, subject to customary purchase price adjustments as set forth in the Purchase Agreement. Entities affiliated with Clearlake Capital (“Clearlake”), who collectively own approximately 11% of the Company’s outstanding common stock, as of December 31, 2022 also own a significant portion of the outstanding common stock of HCR, and representatives of Clearlake serve on our board of directors and HCR’s board of directors.
The primary assets of Blair consist of an idle frac sand mine and related processing facility located in Blair, Wisconsin. The Blair facility has approximately 2.9 million tons of total annual processing capacity and contains an onsite, unit train capable rail terminal with access to the Class 1 Canadian National Railway. The Blair mine was not operational in 2022, but we expect to bring on the Blair facility in the second quarter of 2023.
In addition to these currently operating facilities, we also acquired an idled mine and processing facility in New Auburn, Wisconsin as part of the Eagle Proppants Holdings acquisition in 2020, which contains a higher concentration of coarser sand deposits. We do not consider this site to be a mining property as we have no immediate plans to resume processing frac sand operations at this facility, though its administrative facilities and proximity to our Oakdale facility allow us to utilize the property to create synergies with our existing operations in Wisconsin.
We also own approximately 959 acres in Jackson County, Wisconsin (“Hixton”). The Hixton site is fully permitted to initiate operations and is available for future development. Based on our preliminary testing, we believe there are sufficient quantities on these sites to establish reserves in the future. We have no immediate plans to further develop this site.
We have two long-term surface mining leases for properties located in the Permian Basin in Texas that are available for future development.  The first site consists of 1,772 acres in Winkler County, Texas.  This location is adjacent to the Texas & New Mexico Railway (TXN) short line with direct access to State Highway 18.  The second site consists of 2,447 acres in Crane County, Texas.  This location has direct access to Interstate Highway 20.  Based on our preliminary testing, we believe there are sufficient quantities on these sites to establish reserves in the future. We have no immediate plans to further develop these sites.
We lease a 56,000 square foot facility in Saskatoon, Saskatchewan, Canada where we manufacture our SmartSystems wellsite proppant storage solutions.

Securities and Exchange Commission
February 8, 2024

The map below shows the locations of our mine sites, rail terminals and transload facilities, manufacturing facilities and administrative facilities.

smartsand®
Saskatoon, SK
Manufacturing Facility
Van Hook, ND
Blair, WI
Oakdale / Byron, WI
Utica / Peru, IL
Yardley, PA
Waynesburg, PA
El Reno, OK
Cotulla, TX
Corporate Headquarters Spring, TX
Key
= Mine sites
= Rail terminal/transload sites
= Offices
= Manufacturing Facility
= Class I Rail lines

Summary Overview of Mining Operations
Information concerning our material mining properties in this Annual Report on Form 10-K has been prepared in accordance with the requirements of subpart 1300 of Regulation S-K, which first became applicable to us for the fiscal year ended December 31, 2021. As used in this Annual Report on Form 10-K, the terms “mineral resource”, “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are defined and used in accordance with subpart 1300 of Regulation S-K. As of December 31, 2022, our individually material mining properties, as determined in accordance with subpart 1300 of Regulation S-K, were the Oakdale, Wisconsin mine and processing facility (“Oakdale”), Utica, Illinois mine and processing facility (“Utica”), and the currently idle Blair, Wisconsin facility (“Blair”), which we believe is probable that we will begin operations in 2023.
The information that follows related to the Oakdale, Utica and Blair facilities is derived, for the most part from, and in some instances is an extract from, the technical report summaries (“TRSs”) related to such properties prepared in compliance with the Item 601(b)(96) and subpart 1300 of Regulation S-K. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the TRSs, filed as exhibits to this Annual Report on 10-K.
As of December 31, 2022, we had two operating mines and related processing facilities, one additional idle facility expected to be operating in 2023.

Securities and Exchange Commission
February 8, 2024

Oakdale, Wisconsin

We, through Smart Sand, Inc. and SSI Oakdale, LLC, its wholly-owned subsidiary, operate a surface mine and silica sand processing plant near Oakdale, Wisconsin. The Oakdale mine includes a total of 1,256 acres that are owned outright by Smart Sand, Inc. This ownership includes subsurface mineral and water rights. The site has no leased property. Royalties are paid in the amount of $0.50 per ton of 70-mesh and coarser substrate.
Our Oakdale facility is a surface mining operation involving heavy equipment and the hydraulic transfer of material to the processing plant. The processing plant uses natural gas, propane, and electricity to produce various grades of high-quality Northern White Sand. Our premium sand is used as proppant used to enhance hydrocarbon recovery rates in the hydraulic fracturing of oil and natural gas wells and for a variety of industrial applications, including glass, foundry, building products, filtration, geothermal, renewables, ceramics, turf & landscape, retail, and recreation.
The Oakdale facility operations are predominantly regulated by Monroe County, Wisconsin through the non-metallic mining and reclamation permit. Air emissions are regulated by the Wisconsin Department of Natural Resources, Bureau of Air Management. All required permits are secured, and the site is operating in full compliance.

Utica, Illinois

We, through Northern White Sand LLC, a wholly-owned subsidiary of Smart Sand, Inc., operate a surface mine and a silica sand processing plant near Utica, Illinois. The Utica mine includes a total of 819 acres that are owned outright by Smart Sand, Inc. This ownership includes subsurface mineral and water rights. The site has no leased property. There are no royalties associated with this property.
Our Utica facility is a surface mining operation involving heavy equipment and the hydraulic transfer of material to the processing plant. The processing plant uses natural gas, propane, and electricity to produce various grades of high-quality Northern White Sand. Our premium sand is used as proppant used to enhance hydrocarbon recovery rates in the hydraulic fracturing of oil and natural gas wells and for a variety of industrial applications, including glass, foundry, building products, filtration, geothermal, renewables, ceramics, turf & landscape, retail, and recreation.
The Utica facility is regulated by the Illinois Department of Natural Resources, which requires a Surface Mining Permit and Reclamation Plan. The mine reclamation plan is submitted to both the LaSalle County, Illinois and Village of Utica, Illinois Boards. Air emissions are regulated by the Illinois Environmental Protection Agency. All required permits are secured, and the site is operating in full compliance.

Blair Wisconsin (Idle)

The Blair mine was not operational as of December 31, 2022. It is an idle silica surface mine and processing plant in Blair, Wisconsin. The Blair mine includes a total of 1,285 acres that are owned outright by Smart Sand Blair, a wholly-owned subsidiary of Smart Sand, Inc. This ownership includes subsurface mineral and water rights. The site has no leased property. Royalties are estimated to be paid on certain grades of silica sand in the amount of $1.75/ton with certain minimum annual payments.
Our Blair facility will use a surface mining technique to produce high-quality Northern White Sand when it is operational. The processing plant will use natural gas, propane, and electricity to make various grades of high-quality Northern White Sand. Our premium sand is used as proppant used to enhance hydrocarbon recovery rates in the hydraulic fracturing of oil and natural gas wells and for a variety of industrial applications, including glass, foundry, building products, filtration, geothermal, renewables, ceramics, turf & landscape, retail, and recreation.
The Blair facility has several active permits including air quality, construction, operations, ground water extraction, and non-metallic mining and reclamation, which are administered by the Wisconsin Department of Natural Resources. One Federally Enforceable State Operation Permit is currently requested and is pending

Securities and Exchange Commission
February 8, 2024

approval. Land use agreements are active for the Cities of Springfield and Preston regarding the hours of operations, blasting, groundwater assurance, noise and traffic. Conditional use permits are active for both Jackson County, Wisconsin and the City of Blair, Wisconsin for the mining and processing of material at the site Blair site. All required permits are secured, and the site is operating in full compliance.

Summary of Annual Production
The table below shows annual dry tons produced at our mining properties for the years ended December 31, 2022, 2021 and 2020. This table does not include mining activity prior to our acquisition of the Utica and Blair mines.

	2022	2021	2020
	(millions of tons)
Silica Sand
Oakdale mine	4.9	2.6	2.0
Utica mine	1.1	0.8	0.1
Blair mine	0.0	0.0	0.0
	6.0	3.4	2.1

Summary of Mineral Reserves and Resources

Supplies of high-quality Northern White frac sand are limited to select areas, predominantly in western Wisconsin and limited areas of Minnesota and Illinois. All of our sand mines are located in this geographic area. The following table summarizes our mineral reserves as of December 31, 2022:

	Total Saleable Reserves	Proven Reserves	Probable Reserves
	(millions of tons)
Silica Sand
Oakdale mine (1)	247	142	105
Utica mine (2)	128	96	32
Blair mine (3)	115	115	0
Total Reserves	490	353	137
(1)Economic evaluation for Oakdale is based on $20.00/ton average minegate pricing as of September 2021, with no escalation.
(2)Economic evaluation for Utica is based on $20.00/ton average minegate pricing as of September 2021, with no escalation.
(3)Economic evaluation for Blair is based on $36.00/ton average minegate pricing, based on 2023 forecast, with no escalation.

We have no inferred resources.

Securities and Exchange Commission
February 8, 2024

Material Mine Site Descriptions
Oakdale, Wisconsin
The Oakdale site is a surface proppant sand mining and processing operation located approximately 1 mile southwest of the town of Oakdale, Wisconsin in Monroe County, Wisconsin. Geographically, the Oakdale site is located at approximately 43° 57’06.1” N latitude and 90° 24’13.0” W longitude.

3-2

Wisconsin
Figure Area
LEGEND
APPROXIMATE FRAC SAND DEPOSITS
N
JACKSON
UP
94
12
173
Valley Junction
21
UP
CPRS
MONROE
Tomah
Oakdale
JUNEAU
90
12
UP
Oakdale Sand Mine and Plant
Camp Douglas
CPRS
94
New Lisbon
131
71
Wilton
80
71
82
131
Elroy
VERNON
33
82
RAILROAD INDEX
Abbreviation Name
CPRS Canadian Pacific Railway
UP Union Pacific Railroad
Legend
CPRS Major Railroads
94 Major Roads
SCALE (Miles)
0 1 2 3 4 8

FIGURE 3.1
GENERAL LOCATION MAP
Showing
OAKDALE PROPERTY
Monroe County, Wisconsin
Prepared For
SMART SAND, INC.
John T. Boyd Company
January 2022
Scale 1" = 4 Miles

Q:\CAD_GROUP\3555.021\FIGURE 3_1.DWG

Securities and Exchange Commission
February 8, 2024

The Oakdale site includes approximately 1,256 acres that we own outright. Royalties are paid in the amount of $0.50 per ton of 70-mesh and coarser substrate. Operations began at our Oakdale site in July 2012 with 1.1 million tons of annual processing capacity. Through multiple expansions, the Oakdale facility currently has an annual processing capacity of 5.5 million tons.
The site is accessible by public roads and a Canadian Pacific railroad spur. Our Oakdale site has an extensive rail-car loading, storage, and handling facility. The Oakdale site is connected to the local electrical and natural gas distribution systems. All water onsite is provided through private wells and ponds supplied with recycled process water and groundwater pumped from the active mine. The site has offices holding administrative, engineering, and operations staff. In addition, there are several buildings that house the processing facilities, plant maintenance and support facilities.
We acquired the land and developed the site as a purpose-built silica mine to serve frac sand customers. Since acquiring the facility, we renovated and upgraded its processing capabilities to enable it to produce multiple products through various processing methods, including washing, hydraulic sizing and screening. These techniques allow the Oakdale site to meet a variety of focused specifications on product composition from customers. As such, the Oakdale site services multiple end markets, such as glass, building products, foundry, fillers and extenders, chemicals and oil and gas proppants. We believe that the Oakdale facility and its operating equipment are maintained in good working condition. The total net book value of the Oakdale facility’s real property and tangible assets as of December 31, 2022 was $124.4 million.
Current mining at the Oakdale facility is excavated using conventional surface mining methods. The first step in the mining process is the removal of the overburden from the sandstone layer. This is completed either in-house or by third-party contractors using heavy equipment including excavators, dozers and haul trucks. Next, a third-party contractor is used to drill and blast the sandstone. Heavy equipment, conveyors and pumps are used to transfer the blasted material to the processing plant. At the processing plant, the sand slurry is fed to a surge tank where ultrafine material is removed from the product then pumped to hydrosizers that further separate the sand into coarse and fine particle size fractions. The separated streams are either placed in respective piles, stored on a dewatering slab, or sent to waste depending on product mix desired. The decanted sand is then fed by conveyor or loader to the five available fluidized bed dryers. The dry sand is then classified into final grades using screening units and stored in dedicated silos. A system of conveyors then move sand to a loadout for railcars and trucks. Railcars are on a railspur connected to the Canadian Pacific railroad. Trucking to our Byron transload facility provides access to the Union Pacific railroad.
Several natural and man-made features have been identified in and around the Oakdale site which may limit the mineable areas of the property. These features include setbacks from neighboring properties, right of ways, creeks and wetlands.
To operate active mining operations on the property, the Monroe County, Wisconsin non-metallic reclamation permit requires annual reports to be submitted with information on the reclamation status and to pay annual fees based on disturbed acres. A significant portion of the probable reserves underly current wetland areas. These areas will require mitigation as designated wetlands prior to mining. These reserves are not in our current five-year plan. Air emissions are regulated by the Wisconsin Department of Natural Resources, Bureau of Air Management. We monitor air emissions and have all required permits. The operation also has developed an Environmental Management System and Quality Management System. We have successfully completed an outside surveillance audit of our Environmental Management System to the ISO 14001:2015 standard on June 21, 2019. The Oakdale site has secured necessary permits and is operating in compliance with all required licenses, registrations, and permits.

Securities and Exchange Commission
February 8, 2024

A summary of Oakdale’s mineral resources and reserves as of December 31, 2022 and 2021 is shown below.

	Year Ended December 31,		Change
	2022	2021	Volumes	Percentage
	(millions of tons)
Proven	142	145	-3	(2)%
Probable	105	105	0	—%
Saleable	247	250	-3	(1)%
When estimating mineral reserves, silica product pricing was assumed at $20/ton. The decrease in reserves from from 2021 to 2022 is primarily attributable to excavation and mining activity in 2022. For more information on our resources and reserves, please refer to Exhibit 10.25, the Technical Report Summary for our Oakdale site.
Key assumptions and parameters relating to the mineral reserves at the Oakdale site are discussed in Sections 11.0 and 12.0, respectively, of the Oakdale TRS. Only material that can be economically, safely, and legally extracted is contained in these ore reserve estimates.

Securities and Exchange Commission
February 8, 2024

Utica, Illinois
The Utica site is a surface proppant sand mining and processing operation located approximately three miles east of the town of Utica, Illinois in LaSalle County, Illinois. Geographically, the Utica site is located at approximately 41° 20’48.6” N lattitude and 88° 57’18.9” W longitude.

3-2

Legend
BNSF Major Railroads
80 Major Roads
Major Waterways
FIGURE AREA
STATE OF ILLINOIS
Utica Sand Mine and Plant
Rail Loadout
Earlville
Ottawa
Marseilles
Utica
Peru
Oglesby
Stoneyville
Lostant
Streator
INDIAN CREEK
FOX RIVER
ILLINOIS RIVER
VERMILION RIVER
BNSF
CSXT/IAIS
IAIS
IR
To BNSF
N
La Salle County
Putnam County
Marshall Co.
LaSalle Co.
Livingston Co.
34
52
71
23
80
6
251
178
89
39
18
17
SCALE (Miles)
0 1 2 3 4 8

RAILROAD INDEX

Abbreviation	Name
BNSF	Burlington Northern Santa Fe Railway Company
CSXT	CSX Corporation
IAIS	Iowa Interstate Railroad System
IR	Illinois Railway, LLC

FIGURE 3.1
GENERAL LOCATION MAP
Showing
UTICA PROPERTY
LaSalle County, Illinois

Prepared For
SMART SAND, INC.

John T. Boyd Company
January 2022
Scale 1" = 4 Miles

Q:\CAD_GROUP\3555.021\UTICA\FIGURE 3_1.DWG

Securities and Exchange Commission
February 8, 2024

The Utica site includes approximately 819 acres that we own outright. The mine site was initially developed in 2014 by Eagle Materials Inc., a Delaware corporation (“Eagle”) as a wash plant that railed wet sand to Corpus Christi, TX. In the summer of 2018, a 1.6 million ton per year dry plant was constructed on site. In September 2020, we acquired the Utica Site from Eagle. We began operating the Utica, Illinois mine and Peru, Illinois transload facility in October 2020. There are no royalties associated with any minerals at this site. The current annual processing capacity is estimated at 1.6 million tons.
The site is accessible by public roads. There is no rail onsite. All minerals are trucked from the site to a terminal that we own and operate in Peru, Illinois, on the Burlington Northern Santa Fe railroad a few miles away from the mine site. Our Utica site includes a wet plant and a dry plant, storage, and handling facility. The Utica site is connected to the local electrical and natural gas distribution systems. Water onsite is provided through public works, private wells and ponds supplied with recycled process water and groundwater pumped from the active mine. The site has offices holding administrative, engineering, and operations staff. In addition, there are several buildings that house the processing facilities, plant maintenance and support facilities.
Utica production capabilities include ability to produce multiple products through various processing methods, including washing, hydraulic sizing and screening. These production techniques allow the Utica site to meet a variety of focused specifications on product composition from customers. As such, the Utica site services multiple end markets, such as glass, building products, foundry, fillers and extenders, chemicals and oil and gas proppants. We believe that the Utica facility and its operating equipment are maintained in good working condition. The total net book value of the Utica facility and related transload real property and tangible assets as of December 31, 2022 was $37.3 million.
Current mining at the Utica facility is excavated using conventional surface mining methods. The first step in the mining process is the removal of the overburden from the sandstone layer. This is completed either in-house or by third-party contractors using heavy equipment including excavators, dozers and haul trucks. Next, a third-party contractor is used to drill and blast the sandstone. Heavy equipment is used to transfer the blasted material to the processing plant. At the processing plant, the sand is fed into a crusher, wet screened to remove oversize material and placed in a surge tank where ultra fine material is removed from the product and sent to a thickener as waste. The remaining slurry is pumped to hydrosizers that further hydraulically separate the sand into waste and product streams with the product sent to an enclosed decant shed for dewatering. A drag chain conveyor reclaims sand from the top of the decant pile and conveys the sand to the dryer. Dry sand is then screened into our four primary grades of sand. The finished product is stored in four truck loadout silos. All product leaves the plant via truck. The majority of the product is trucked to a nearby Peru, Illinois rail loadout on the Burlington Northern Santa Fe railroad.
To operate active mining operations on the property, the Illinois Department of Natural Resources requires a Surface Mining Permit. The Surface Mining Permit application requires the operator to submit an annual operating plan that illustrates how the land will be affected by mining operations as well as a reclamation plant that describes how the mined land will be restored for future use. The mine reclamation plan is submitted to the LaSalle County and Village of Utica Boards. The Utica operation has obtained the necessary permits. Air emissions are regulated by the Illinois Environmental Protection Agency. A Title V permit for air emissions is currently issued to Northern White Sand, which is our wholly owned subsidiary. We monitor air emissions and have all required permits. The Utica site has secured necessary permits and is operating in compliance with all required licenses, registrations, and permits.
A summary of Utica’s mineral resources and reserves as of December 31, 2022 and 2021 is shown below.

	Year Ended December 31,		Change
	2022	2021	Volumes	Percentage
	(millions of tons)
Proven	95	96	-1	(1)%
Probable	32	32	0	—%
Saleable	127	128	-1	(1)%

Securities and Exchange Commission
February 8, 2024

When estimating mineral reserves, silica product pricing was assumed at $20/ton. The decrease in reserves from from 2021 to 2022 is primarily attributable to excavation and mining activity in 2022. For more information on our resources and reserves, please refer to Exhibit 10.26, the Technical Report Summary for our Utica mine.
Key assumptions and parameters relating to the mineral reserves at the Utica site are discussed in Sections 11.0 and 12.0, respectively, of the Utica TRS. Only material that can be economically, safely, and legally extracted is contained in these ore reserve estimates.

Securities and Exchange Commission
February 8, 2024

Blair, Wisconsin
The Blair site is a surface proppant sand mining and processing operation located approximately 3 miles southwest of the town of Taylor, Wisconsin in Trempealeau County, Wisconsin. Geographically, the Blair site is located at approximately 44° 17’44.0” N latitude and 91° 10’05.5” W longitude.

3-2

N
Trempealeau Co.
Jackson Co.
State Route 95
Trempealeau River
Canadian National Railway Co.
Skutley Ck.
W Blair Rd.
Hamilton Rd.
Dry Plant
Conveyor
Rabbit Run Rd.
Wet Plant
PW-B2
N Trump Coulee Rd.
Trump Coulee Creek
TB-5
TB-7
TB-4
TB-3
TB-9
TB-6
TB-2
TB-10
TB-11
TB-8
TB-1
EW-9
MW-B3S
TB-12
Kennedy Rd.
Trump Lake
Tappen Coulee Rd.
Legend
Drillhole Location
Mined Out Area
Reserve Area
Mine Extent
Property Boundary
SCALE (Feet)
0
1,000
2,000
3,000

FIGURE 3.1
REGIONAL MAP SHOWING
BLAIR OPERATION
Jackson and Trempealeau Cos., Wisconsin

Prepared For
SMART SAND, INC.

John T. Boyd Company
February 2023
Scale 1" = 2500'

Q:\ENG_WP\3555.022 SS - YE 2022 S-K 1300\NAD\FIGURES\FIGURE3-1REGIONAL.mxd

Securities and Exchange Commission
February 8, 2024

The Blair site includes approximately 1,285 acres that we own outright. The mine site was initially developed in 2016 by Hi-Crush Inc., a Delaware corporation (“HCR”) and shut down in 2020 due to the COVID-19 pandemic. On March 4, 2022, we acquired the Blair facility. The Blair facility, once operational, will have approximately 2.9 million tons of total annual processing capacity and contains an onsite, unit train capable rail terminal with access to the Class 1 Canadian National Railway. We pay royalties of approximately $1.75 per ton with certain annual minimum payments.
The site is accessible by public roads and the Canadian National railroad spur. Our Blair site has an extensive rail-car loading, storage, and handling facility. The Blair site is connected to the local electrical and natural gas distribution systems. All water onsite is provided through private wells. The site has offices holding administrative, engineering, and operations staff. In addition, there are several buildings that house the processing facilities, plant maintenance and support facilities.
Blair production capabilities include ability to produce multiple products through various processing methods, including washing, hydraulic sizing and screening. These production techniques allow the Blair site to meet a variety of focused specifications on product composition from customers. As such, the Blair site services multiple end markets, such as glass, building products, foundry, fillers and extenders, chemicals and oil and gas proppants. We believe that the Blair facility and its operating have been maintained in good condition, however there will be some deferred maintenance that will be required to bring the facility back into production. The total net book value of the Blair facility real property and tangible assets as of December 31, 2022 was $6.5 million, which represents our purchase price of the facility.
The Blair facility is currently idle with no mining activity in 2022. In 2023, we expect the Blair facility to resume excavating using conventional surface mining methods. The first step in the mining process is the removal of the overburden from the sandstone layer. This is completed either in-house or by third-party contractors using heavy equipment including excavators, dozers and haul trucks. Next, a third-party contractor is used to drill and blast the sandstone. Heavy equipment is used to transfer the blasted material to the crusher for further processing. Conveyors transfer the sand to the wet plant where hydrosizers are used to sort the sand into product and waste streams. The waste stream is further separated by a cyclone where the ultra fines are sent to a thickener and filter press to recover water and the remainder is conveyed to a pile for reclamation purposes. The product stream is dewatered and conveyed to the wet storage piles next to the dry plant. Loaders will feed the two dryers from the decant pile and will screen the sand into four or five grades that are then stored into dedicated silos until loaded into railcars for shipping. Railcars are on a railspur connected to the Canadian National railroad.
To operate active mining operations on the property, a non-metallic mining industrial permit is in place and administered by the Wisconsin Department of Natural Resources in both Jackson and Trempealeau counties. There are also permits for air quality, construction, ground water extraction administered by the Wisconsin Department of Natural Resources. A land use agreement is active for the cities of Springfield and Preston regarding operating hours. A conditional use permit is active for both Jackson County and the City of Blair for the mining and processing of material at the Blair site. A reclamation plan for restoring the site to an agreed upon state is in place with Jackson County and the City of Blair. The Blair site has secured necessary permits and is in compliance with all required licenses, registrations, and permits.
A summary of Blair’s mineral resources and reserves as of December 31, 2022 and 2021 is shown below.

	Year Ended December 31,		Change
	2022	2021	Volumes	Percentage
	(millions of tons)
Proven	115	115	0	—%
Probable	0	0	0	Not Meaningful
Saleable	115	115	0	—%

Securities and Exchange Commission
February 8, 2024

When estimating mineral reserves, silica product pricing was assumed at $36/ton, which represents our budget for 2023. There was no change in reserves as there was no mining activity. We are not reporting production volumes as we had no mining activity. For more information on our resources and reserves, please refer to Exhibit 10.28, the Technical Report Summary for our Blair site.
Key assumptions and parameters relating to the mineral reserves at the Blair site are discussed in Sections 11.0 and 12.0, respectively, of the Blair TRS. Only material that can be economically, safely, and legally extracted is contained in these ore reserve estimates.

Internal Controls Disclosure

The modeling and analysis of our reserves has been developed by our personnel, reviewed by several levels of internal management and, in the case of the three material properties, reviewed by John T. Boyd. This section summarizes the internal control considerations for our development of estimations, including assumptions, used in resource and reserve analysis and modeling.
When determining resources and reserves, as well as the differences between resources and reserves, management developed specific criteria, each of which must be met to qualify as a resource or reserve, respectively. These criteria, such as demonstration of economic viability, repeatable geologic continuity, and meeting generally accepted quality specifications, are specific and attainable, as applicable. Calculations using site specific criteria for the three material properties were reviewed by John T. Boyd. John T. Boyd was provided with our exploration data, geologic models, and volumetric estimates and took a three-step approach to validate our resource and reserve estimates at the four material properties: (1) verified the accuracy of geologic model inputs by comparison with drilling logs and laboratory reports, (2) compared the geologic model with compiled drilling data and (3) prepared a stratigraphic grid model of the geologic unit and independently estimated volumes. All calculations were conducted independently by John T. Boyd, then compared to our internal estimates and found to be within acceptable variance. A detailed description of the methodology used to calculate mineral reserves for the three material properties is provided in the TRSs filed as exhibits to this Annual Report.
For all properties, geographical modeling and mine planning efforts serve as a base assumption for resource and reserve estimates at each location. These outputs have been prepared by both our personnel and third-party consultants, and the methodology is compared to industry best practices. Mine planning decisions, such as mining bench height, execution of mining processes and ground control, are determined and agreed upon by our management. Management adjusts forward-looking models by reference to historic mining results, including reviewing performance versus predicted levels of production from the mineral deposit, and if necessary, reevaluating mining methodologies if production outcomes were not realized as predicted. Ongoing mining and investigation of the mineral deposit, coupled with product quality validation pursuant to industry best practices and customer expectations, provides further empirical evidence as to the homogeneity, continuity and characteristics of the mineral resource. Ongoing quality validation of production also provides a means to monitor for any potential changes in mineral quality.
Management also assesses risks inherent in mineral resource and reserve estimates, such as the accuracy of geological data that is used to support mine planning, identify hazards and inform operations of the presence of mineable deposits. Also, management is aware of risks associated with potential gaps in assessing the completeness of mineral extraction licenses, entitlements or rights, or changes in laws or regulations that could directly impact the ability to assess mineral resources and reserves or impact production levels. Risks inherent in overestimated reserves can impact financial performance when revealed, such as changes in amortization that are based on life of mine estimates.
Based on their review of our cost structure and their extensive experience with similar operations, John T. Boyd concluded that it is reasonable to assume that we will operate under a similar cost structure over the remaining life of our reserves. John T. Boyd further assumed that if our revenue per ton remained relatively constant over the life of the reserves, our current operating margins are sufficient to expect continued profitability throughout the life of our reserves.